Exhibit 3.1

AMENDMENT

TO THE

BY-LAWS

OF

MIKROS SYSTEMS CORPORATION

THIS AMENDMENT TO THE BY-LAWS OF MIKROS SYSTEMS CORPORATION (the “Corporation”) is made this 24th day of July, 2017 pursuant to the power vested in the Board of Directors of the Corporation by the Corporation’s Certificate of Incorporation and By-laws.

The By-laws of Mikros Systems Corporation are hereby amended as follows:

1.	Article III, Section 1 of the By-laws of Mikros Systems Corporation, as amended to date (the “By-laws”), is hereby deleted and replaced with the following:

Section 1.      The number of directors of the corporation which shall constitute the whole board shall consist of not less than one (1) nor more than seven (7) members. Within the limits above specified, the actual number of directors shall be determined from time to time by affirmative vote of a majority of the directors then in office. The directors shall be elected at the annual meeting of stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

2.	Except as amended by this Amendment, all other terms contained in the By-laws shall continue in full force and effect.